

03058669

NO ACT
P.E 2-28-03
1-8974



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 8, 2003

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act	1934
Section	
Rule	14A-8
Public Availability	4/8/2003

Re: Honeywell International Inc.
Incoming letter dated February 28, 2003

Dear Mr. Chevedden:

This is in response to your letter dated February 28, 2003 concerning the shareholder proposal submitted to Honeywell by Bartlett Naylor. On January 30, 2003, we issued our response expressing our informal view that Honeywell could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

CRGH

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

February 28, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Honeywell International (HON)
Established Shareholder Proposal Topic: Poison Pill
Bart Naylor

Ladies and Gentlemen:

The enclosed broker letter is evidence of the share ownership for the prescribed period according to Rule 14a-8.

These same shares sponsored the 2002 shareholder proposal which received 62% of the yes-no shareholder vote. These shares have been continuously held since 1998 according to the enclosed broker letter.

Given the high percentage vote of 62% at the 2002 annual meeting for this proposal topic shareholders clearly want the opportunity to vote on this topic again at the 2003 annual meeting.

It is respectfully requested that shareholders be allowed to vote on this topic in 2003.

Sincerely,



John Chevedden

cc:
Bart Naylor

David Cote
Chairman

Charles Schwab

THE SCHWAB BUILDING • 101 MONTGOMERY STREET • SAN FRANCISCO, CA 94104 • (415) 627-7000

January 2, 2003

Bartlett Naylor
1255 N. Buchanan St.
Arlington VA 22205

RE: AR 6601-0326

Dear Mr. Naylor:

As requested, this letter is to confirm your interest in Honeywell.

On 2-3-98, you purchased 100 shares of Honeywell, symbol HON in account 6601-0326. On 12-2-99, Honeywell went through a stock merger and you acquired another 87 shares, resulting in your overall interest equaling 187 shares. You have held these shares continuously since that time. Please be advised that Charles Schwab & Co. Inc. is the holder of record for these shares.

If you have any questions, please contact your branch at 703-294-4362.

Sincerely,



Kimberly McCauley
Senior Communications Specialist
Charles Schwab & Co., Inc.

Post-it® Fax Note 7671	Date 1-8-03 # of pages ▶ 1
To Bart Naylor	From K. McCauley
Co./Dept.	Co.
Phone #	Phone #
Fax # 7035281956	Fax #